Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Three Months Ended	Year Ended December 31,
	March 31, 2016	2015	2014	2013	2012	2011
	(Dollars in thousands)
Consolidated income (loss) before income taxes	$(69,103)	$337,314	$196,064	$389,332	$85,989	$132,914
Interest sensitive and index product benefits and amortization of deferred sales inducements	125,150	1,177,443	1,605,119	1,525,980	895,636	846,878
Interest expense on notes payable	6,880	28,849	36,370	38,870	28,479	31,633
Interest expense on subordinated debentures	3,168	12,239	12,122	12,088	13,458	13,977
Interest expense on amounts due under repurchase agreements and other interest expense	—	2	18	139	—	30
Interest portion of rental expense	229	902	847	797	697	665
Consolidated earnings	$66,324	$1,556,749	$1,850,540	$1,967,206	$1,024,259	$1,026,097

Interest sensitive and index product benefits and amortization of deferred sales inducements	$125,150	$1,177,443	$1,605,119	$1,525,980	$895,636	$846,878
Interest expense on notes payable	6,880	28,849	36,370	38,870	28,479	31,633
Interest expense on subordinated debentures	3,168	12,239	12,122	12,088	13,458	13,977
Interest expense on amounts due under repurchase agreements and other interest expense	—	2	18	139	—	30
Interest portion of rental expense	229	902	847	797	697	665
Combined fixed charges	$135,427	$1,219,435	$1,654,476	$1,577,874	$938,270	$893,183

Ratio of consolidated earnings to fixed charges	0.5	1.3	1.1	1.2	1.1	1.1

Ratio of consolidated earnings to fixed charges, both excluding interest sensitive and index product benefits and amortization of deferred sales inducements	(5.7)	9.0	5.0	8.5	3.0	3.9